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October 14, 2022

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Janice Adeloye

Re:	Cosmos Holdings, Inc.
Form S-1 Registration Statement
File No. 333-267505

Dear Ms. Adeloye:

As counsel to Cosmos Holdings, Inc., we are requesting that you withdraw the Company’s request for acceleration of the above-captioned registration statement.

Very truly yours,

DAVIDOFF HUTCHER & CITRON LLP

By:	/s/ Elliot H. Lutzker
Elliot H. Lutzker, Partner

EHL/taf